State of Delaware
Secretary of State
Division of Corporations
Delivered 02:12 PM 12/13/2007
FILED 02:12 PM 12/13/2007
SRV 071319827 - 3996150 FILE

CERTIFICATE OF AMENDMENT
TO CERTIFICATE OF INCORPORATION

Sino-Biotics , Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware , does hereby certify:

FIRST: That the Board of Directors of the Corporation approved and adopted by written consent a resolution to amend the Articles of Incorporation of said corporation. The resolution setting forth the proposed amendment is as follows:

NOW THEREFORE, IT IS HEREBY RESOLVED that the Certificate of Incorporation shall be amended by deleting in its entirety the first paragraph of Article V, and replacing it with the following as the first paragraph of Article V:

> "The aggregate number of shares of stock which the Corporation is authorized to issue is 505,000,000 shares of capital stock, of which 500,000,000 shares shall be designated as Common Stock, at $0.001 par value per share, and 5,000,000 shares shall be designated as Preferred Stock, at $0.01 par value per share."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware .

IN WITNESS WHEREOF, Sino-Biotics , Inc. has caused this Certificate to be executed, effective this 13th day of December, 2007.

SINO-BIOTICS, INC.

By: ______________________

David Lennox